October 3, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ACCELERATION OF EFFECTIVENESS REQUEST
SERIES PORTFOLIOS Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Oakhurst Managed Volatility Fund (S000054556)

Dear Ms. Sprague:

REQUEST FOR ACCELERATION.  As the principal underwriter of the Oakhurst Managed Volatility Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of Post-Effective Amendment No. 17 to the Trust’s Registration Statement that is filed herewith on Form N-1A on behalf of the Fund on October 3, 2016, be accelerated to October 31, 2016, or as soon as practicable thereafter.

Very truly yours,
Quasar Distributors, LLC

/s/ James R. Schoenike
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202